UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC   20549

FORM 6 - K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the *Securities Exchange Act of 1934*

For the month of November 2006

Commission File No. 000-51236

RIPPLE LAKE DIAMONDS INC.

Registrant's Name

#305, 595 Howe Street, Vancouver, British Columbia, Canada, V6C 2T5

Address of principal executive office

Indicate by check mark whether the registrant files or will file annual reports under the cover Form 20-F or Form 40-F

Form 20-F   X

Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the *Securities Exchange Act of 1934*

Yes   No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Documents Included as Part of this Report

Exhibit No.	Document
99.1	News Release dated November 8, 2006
99.2	News Release dated November 28, 2006
99.3	News Release dated November 28, 2006
99.4	September 30, 2006 Unaudited Interim Financial Statements
99.5	Management Discussion & Analysis for the quarter ended September 30, 2006
99.6	Certification of the Chief Executive Officer
99.7	Certification of the Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the *Securities Exchange Act of 1934*, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

<u>**RIPPLE LAKE DIAMONDS INC.**</u>

(Registrant)

By
<u>/s/ *Robert Lipsett*</u>
Robert Lipsett,
President and CEO

Date   <u>**November 29th, 2006**</u>

Exhibit 99.1



November 8, 2006
ANALYSIS OF 2005 SAMPLE CONCENTRATES FROM THE KMD BROWN LAKE AREA PROJECT

Vancouver, BC - Wednesday, November 8, 2006- Ripple Lake Diamonds Inc. (RLD-TSX-V, RLLKF-OTCBB) is pleased to report that it has completed the mineralogical analysis of 752 samples collected within the Brown Lake area (KMD property) near Rankin Inlet in Nunavut.(See News Release: February 6th, 2006) The samples were pre-concentrated in the field, and the concentrates were submitted for mineralogical analysis to the Mineralogical Laboratory of KM Diamond Exploration Ltd., in order to identify kimberlite indicator minerals (KIM).

Kimberlite indicator minerals, or KIM (pyrope, chrome spinel, chrome-diopside and olivine) were found in 156 of the submitted samples. Pyrope predominates sharply (more than 4400 grains were found in 127 samples), whereas chrome-spinel, chrome-diopside and olivine occur in amounts of single grains. Based on a set of typomorphic characteristics, all pyrope grains from Brown Lake area panned samples were classified as P1 group short-transit pyrope grains characterized by a predominance of angular grains, often with fragments of Type I primary magmatic surface and sometimes with relics of kelyphitic rim. By composition, low-Cr and medium-Cr G9 pyrope predominates; no diamond association (G10) pyrope grains are present.

Pyrope-bearing samples form a broad NW-trending zone ('aureole') between Brown Lake and Camp Lake. Based on the analysis of KIM distribution in the study area, the 'head' and middle parts of the main pyrope halo of the Brown Lake area have been outlined from all sides (NW, SW and NE). The main pyrope halo is clearly bounded by numerous 'barren' (KIM-free) panning samples on the NW, SW and NE, which significantly restricts the area of probable localization for the inferred primary source(s) of the pyrope aureole.

The internal structure of the pyrope halo is heterogeneous. Twelve local areas were sampled in detail. The bulk of the identified pyrope grains (more than 4000 grains) were found within local areas. Here pyrope concentration is as high as several hundreds of grains per standard 20-litre sample. Within some of local areas, pyrope anomalies are associated with geophysical (magnetic and electromagnetic) anomalies distinguished before as a result of previously done, helicopter-born air geophysical survey made by Fugro in 2005.

This report along with other compiled data will be assessed by RLD's technical team which is led by Dr. Felix Kaminsky, P.Geo, one of the world's leading diamond exploration geologists. The technical contents of this news release have been reviewed and approved by Dr. Kaminsky, the company's Qualified Person.

About Ripple Lake Diamonds Inc.
Ripple Lake Diamonds Inc. is a diamond exploration company with two major properties, the TCH (Ontario) and the KMD (Nunuvut), exploration programs for Ripple Lake's since 2004 achieved significant and encouraging milestones on both projects. Diamonds have been discovered on both properties. Each property exhibited abundant kimberlite indicator minerals and a kimberlite fragment was discovered at TCH (Ontario). The next phase of exploration on both properties will be ground geophysics followed by diamond drilling.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. Statements in this press release other than purely historical information, including statements relating to the Company's future plans and objectives or expected results, are forward-looking statements. Forward-looking statements are based on numerous assumptions and are subject to all of the risks and uncertainties inherent in the Company's business, including risks inherent in resource exploration and development. As a result, actual results may vary materially from those described in the forward-looking statements.

Exhibit 99.2



NEWS RELEASE

Mineralogical Analysis of the 2005 Sample Concentrates from the TCH diamond project in Ontario

Vancouver, BC – November 28, 2006 – Ripple Lake Diamonds Inc. (RLD-TSX-V, RLLKF-OTCBB) is pleased to announce that it has received complete results from its 100% owned TCH diamond project in Ontario. Samples were submitted for analyses in late 2005 but were not completed until late October 2006.

A total of 546 panned samples from till, alluvial, lake and glaciofluvial sediments were collected in the TCH area in 2005 by consultant Dr. Felix Kaminsky and his company KM Diamond Exploration Ltd. More than 11,900 kimberlite indicator mineral (KIM) grains were identified in the samples including 85 pyrope grains, 9,150 picroilmenite grains, 595 chrome spinel grains, 496 clinopyroxene grains and 1591 olivine grains. All the pyrope grains have kimberlitic, short-transported origin: they are angular, with relics of magmatic surfaces. Approximately 5 % of pyrope grains belong to the diamond association (G10 pyropes); the rest are lherzolitic (G9) pyropes.

Most of picroilmenite grains have no erosion marks of transportation and in addition, many picroilmenite grains are coarser than 1 mm (up to 10-12 mm) in size, bear films of kimberlitic-like material on their surfaces, leucoxene and perovskite rims. These picroilmenite grains are similar in mineral chemistry to kimberlitic picroilmenite. According to conclusions of Dr. Felix Kaminsky, these grains were transported for only a few hundred meters from their primary source(s) which may be diamondiferous Group-1 kimberlite(s).

The pyrope and picroilmenite grains as well as other non-rounded, short-transit KIM's (chrome spinel, chrome-diopside and magnesian olivine) form a linear dispersion halo elongated in NNE direction (approximately 20 km x 1 km in size). Judging by the morphology of the KIMs, their kimberlitic source(s) are located within this halo.

In addition, there is a significantly higher than average picroilmenite concentration and the presence of pyrope grains trending into the new RLD claims acquired last year which might reflex a new promising KIM dispersion halo extending northward.

Besides the short-transit KIM association, there are a number of single, well-rounded grains of picroilmenite and chrome spinel which are kimberlitic by their composition. These KIM's may belong to remote kimberlitic source(s), possibly located within the major tectonic zone tracing NNE and within the expanded RLD claim group. In this case, the KIM haloes identified within the area explored in 2004-2005 may represent only the southernmost part of a new kimberlitic province.

This release has been approved by George Cavey, P.Geo. VP Exploration and Director.

On behalf of the Board,

"Robert Lipsett"

Robert Lipsett
President, CEO and Director

About Ripple Lake Diamonds Inc.
Ripple Lake Diamonds Inc. (TSX-V: RLD) is a diamond exploration company focused on the development of two Canadian Diamond projects. The Company has recently completed Phase two fieldwork on its highly prospective Canadian diamond exploration properties in Ontario and Nunavut. For more information on the Company, visit http://www.ripplelake.com.

Exhibit 99.3



NEWS RELEASE

November 28, 2006

(TRADING SYMBOL: RLD-TSX-V, RLLKF-OTCBB)

In May of 2004, Ripple Lake entered into an Option Agreement with KM Diamond Exploration Ltd. ("KM Diamond"), pursuant to which Ripple Lake was granted an option to acquire a 100% interest in 15 claims, totaling 32,281 acres, known as the Brown Lake property located in Nunavut, approximately 100 kms. northwest of Rankin Inlet. Felix Kaminsky, the principal of KM Diamond, has acted as Ripple Lake's exploration manager and consultant since June of 2004. Under Dr. Kaminsky's direction, Ripple Lake spent approximately $1,900,000 during the past three years in exploration work on the Brown Lake property and issued 500,000 shares and paid $170,000 to KM Diamond. Pursuant to the provisions of the Option Agreement, to acquire an 80% interest in the Brown Lake property, Ripple Lake was required to spend $1,225,000 during the 2004 – 2006 period and to issue an additional 200,000 shares to KM Diamond. To acquire the remaining 20% interest, Ripple Lake is required to issue a final 200,000 shares to KM Diamond.

KM Diamond has given Ripple Lake notice that Ripple Lake is in default under the Option Agreement in that it failed to carry out the required work programs on the Brown Lake property. Ripple Lake denies the default having spent in excess of the required amount under Dr. Kaminsky's direction, advice and supervision, and will vigorously defend its position, which is that upon the issuance of an additional 400,000 shares to KM Diamond Ripple Lake will have earned a 100% interest in the Brown Lake property, subject to a 3% royalty in favour of KM Diamond, in respect to which 1% of the 3% royalty may be purchased for $1,000,000, and an additional 1% of the royalty may be purchased for an additional $1,000,000.

On behalf of the Board of Directors

Robert Lipsett
President, CEO and Director

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Exhibit 99.4

RIPPLE LAKE DIAMONDS INC.

(AN EXPLORATION STAGE COMPANY)

INTERIM FINANCIAL STATEMENTS

(UNAUDITED)

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2006 AND 2005
(Stated in Canadian dollars)

Notice of No Auditor Review of Interim Financial Statements

The accompanying unaudited interim financial statements have been prepared by management and approved by the Audit Committee and Board of Directors.

The Company's independent auditors have not performed a review of these financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditors.

RIPPLE LAKE DIAMONDS INC.
(AN EXPLORATION STAGE COMPANY)

INTERIM BALANCE SHEET
September 30, 2006
(Stated in Canadian dollars)

	September 30, 2006 $ (Unaudited)	June 30, 2006 $
ASSETS		
CURRENT ASSETS		
Cash	213,148	373,721
Amount receivable	11,248	6,401
Prepaids	7,500	7,500
	231,896	387,622
MINERAL EXPLORATION PROPERTIES (Note 4)	4,948,477	4,881,420
	5,180,373	5,269,042
LIABILITIES		
CURRENT LIABILITIES		
Accounts payables and accrued liabilities	23,000	47,962
SHAREHOLDERS' EQUITY		
SHARE CAPITAL (Note 5)		
Authorized: unlimited common shares without par value		
Issued and outstanding: 36,115,682 (June 30, 2006 – 36,075,682) common shares	5,839,307	5,833,307
CONTRIBUTED SURPLUS	794,750	794,750
DEFICIT accumulated during the exploration stage	(1,476,684)	(1,406,977)
	5,157,373	5,221,080
	5,180,373	5,269,042

Nature and Continuance of Operations (Note 2)
Commitments (Notes 4 and 6)
Subsequent event (Note 8)

APPROVED BY THE DIRECTORS:

DIRECTOR: *"Robert Lipsett"*
                Robert Lipsett

DIRECTOR: *"Edward G. Williams"*
                Edward G. Williams

RIPPLE LAKE DIAMONDS INC.
(AN EXPLORATION STAGE COMPANY)

INTERIM STATEMENTS OF OPERATIONS
For the three months ended September 30, 2006 and 2005 and
For the period from February 6, 2004 (Date of Inception) to September 30, 2006
(Stated in Canadian dollars)

	Cumulative from inception, February 6, 2004 to September 30, 2006 $	Three months ended September 30, 2006 $	Three months ended September 30, 2005 $
REVENUE			
Interest income	6,048	1,802	221
EXPENSES			
Bank charges	1,627	76	114
Depreciation	225	-	162
Entertainment	5,618	564	-
Filing fees	74,359	(400)	5,076
Interest	1,631	-	300
Management fees	204,500	25,500	28,500
Office	37,300	2,510	3,274
Printing	3,672	-	1,408
Professional fees	230,683	15,751	8,640
Property investigation	15,911	-	-
Public and shareholder relations	214,666	20,330	15,665
Rent	45,500	6,000	4,500
Stock-based compensation	794,750	-	75,000
Transfer agent	24,632	1,178	-
Travel	11,811	-	2,952
	1,666,896	71,509	145,591
LOSS BEFORE INCOME TAXES	(1,660,848)	(69,707)	(145,370)
FUTURE INCOME TAX RECOVERY	184,164	-	99,775
NET LOSS FOR THE PERIOD	(1,476,684)	(69,707)	(45,595)
NET LOSS PER SHARE: basic and diluted		(0.002)	(0.002)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	-	36,119,160	23,371,396

(The accompanying notes form an integral part of these financial statements)

RIPPLE LAKE DIAMONDS INC.
(AN EXPLORATION STAGE COMPANY)

INTERIM STATEMENTS OF CASH FLOWS
For the three months ended September 30, 2006 and 2005 and
For the period from February 6, 2004 (Date of Inception) to September 30, 2006
(Stated in Canadian dollars)

	Cumulative from inception, February 4, 2004 to September 30, 2006 $	Three ended September 30, 2006 $	2005 $
CASH FLOWS FROM OPERATING ACTIVITIES			
Net loss for the period	(1,476,684)	(69,707)	(45,595)
Depreciation	225	-	162
Stock-based compensation	794,750	-	75,000
Future income tax recovery	(184,164)	-	(99,775)
Loss on disposal of equipment	313	-	-
Changes in non-cash working capital			
Amount receivable	(11,248)	(4,847)	103,248
Prepaids	(7,500)	-	-
Accounts payable and accrued liabilities	23,000	(24,962)	(22,464)
	(861,308)	(99,516)	10,576
CASH FLOWS FROM FINANCING ACTIVITIES			
Prepaids	-	-	(6,000)
Issuance of shares, net of share issue costs	5,777,371	-	280,110
	5,777,371	-	274,110
CASH FLOWS FROM INVESTING ACTIVITIES			
Proceed on disposal of equipment	960	-	-
Purchase of equipment	(1,498)	-	(535)
Mineral exploration properties	(4,702,377)	(61,057)	(523,155)
	(4,702,915)	(61,057)	(523,690)
INCREASE (DECREASE) IN CASH	213,148	(160,733)	(239,004)
CASH, beginning of period	-	373,721	262,734
CASH, end of period	213,148	213,148	23,730
Non-cash investing and financing transactions not included in cash flows:			
Issuance of common shares for mineral property rights	246,100	6,000	42,000
Issuance of common shares to agent relating to initial public offering	80,000	-	-
Supplementary disclosure of cash flow information			
Cash paid for:			
Interest	1,192	-	300
Income taxes	-	-	-

(The accompanying notes form an integral part of these financial statements)

RIPPLE LAKE DIAMONDS INC.
(AN EXPLORATION STAGE COMPANY)

INTERIM STATEMENTS OF SHAREHOLDERS' EQUITY
For the period from February 6, 2004 (Date of Inception) to September 30, 2006
(Stated in Canadian dollars)

	Common Stock Shares	Stock Amount $	Contributed Surplus $	Accumulated Deficit $	Total $
Balance, February 6, 2004	-	-	-	-	-
Issued for cash pursuant to:					
Founder's share	1	1	-	-	1
Private Placement (seed shares) (at $0.15 per share)	4,783,993	717,599	-	-	717,599
Escrow shares (at $0.001 per share)	10,000,000	10,000	-	-	10,000
Net loss	-	-	-	(18,301)	(18,301)
Balance, June 30, 2004	14,783,994	727,600	-	(18,301)	709,299
Issued for cash pursuant to:					
Private Placement (seed shares) (at $0.15 per share)	1,678,333	251,750	-	-	251,750
Price adjustment to 950,000 escrow shares (from $0.001 to $0.05 per share)	-	46,550	-	-	46,550
Initial public offering (at $0.40 per share, net of share issue costs of $305,457)	4,000,000	1,294,543	-	-	1,294,543
Private placement (at $0.45 per share, net of share issue costs of $78,800)	2,222,223	921,200	-	-	921,200
Future income taxes relating to renounced exploration expenditures applicable to flow-through shares	-	(63,000)	-	-	(63,000)
Issued for agent's commission (at $0.40 per share)	200,000	80,000	-	-	80,000
Issued for mineral property rights (at $0.40 per share) - Note 4	405,000	162,000	-	-	162,000
Stock- based compensation	-	-	611,000	-	611,000
Net loss	-	-	-	(921,040)	(921,040)
Balance, June 30, 2005	23,289,550	3,420,643	611,000	(939,341)	3,092,302
Issued for cash pursuant to:					
Private Placement (at $0.45 per share)	622,466	280,110	-	-	280,110
Private Placement (at $0.15 per share)	5,482,667	822,400	-	-	822,400
Private Placement (at 0.225 per share, net of share issue costs of $83,632)	6,385,999	1,353,218	-	-	1,353,218
Future income taxes relating to renounced exploration expenditures applicable to flow-through shares	-	(121,164)	-	-	(121,164)
Issued for mineral property rights (at $0.40 per share) - Note 4	105,000	42,000	-	-	42,000
Issued for mineral property rights (at $0.19 per share) - Note 4	190,000	36,100	-	-	36,100
Stock- based compensation	-	-	183,750	-	183,750
Net loss	-	-	-	(467,636)	(467,636)
Balance, June 30, 2006	36,075,682	5,833,307	794,750	(1,406,977)	5,221,080
Issued for mineral property rights (at $0.15 per share) – Note 4	40,000	6,000	-	-	6,000
Net loss	-	-	-	(69,707)	(69,707)
Balance, September 30, 2006	36,115,682	5,839,307	794,750	(1,476,684)	5,157,373

(The accompanying notes form an integral part of these financial statements)

(Stated in Canadian dollars)

1. BASIS OF PRESENTATION

These interim period financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles and practices consistent with those used in the presentation of the Company's annual financial statements. Certain disclosures normally included in annual financial statements prepared in accordance with Canadian generally accepted accounting principles have been condensed or omitted. These interim period financial statements should be read together with the audited annual financial statements and accompanying notes for the year ended June 30, 2006 included in the Company's latest annual report.

In the opinion of the Company's management, these financial statements reflect all the adjustments necessary to fairly present the Company's financial position at September 30, 2006, and the results of operations and cash flow for the three months ended September 30, 2006 and 2005. The results of operations for the three months ended September 30, 2006 and 2005 are not necessary indicative of the results to be expected for the entire fiscal year.

2. NATURE AND CONTINUANCE OF OPERATIONS AND GOING CONCERN

Ripple Lake Diamonds Inc. (the "Company") was incorporated on February 6, 2004 under the Business Corporations Act of British Columbia as TCH Minerals Inc. and changed its name to Ripple Lake Minerals Ltd. on May 13, 2004 and to Ripple Lake Diamonds Inc. on July 26, 2004. The Company is an exploration stage junior mining company engaged in the identification, acquisition, evaluation and exploration of diamond properties in Ontario and Nunavut, Canada. The Company completed its initial public offering ("IPO") on January 6, 2005 and is listed for trading on the TSX Venture Exchange.

The Company's mineral properties are without a known body of commercial ore. The business of exploring for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. Major expenses may be required to establish ore reserves, to develop metallurgical processes, to acquire construction and operating permits and to construct mining and processing facilities. The amounts shown as mineral property costs represent acquisition, holding, and deferred exploration costs and do not necessarily represent present or future recoverable values. The recoverability of the amounts shown for mineral property costs is dependent upon the Company obtaining the necessary financing to complete the exploration and development of the properties, the discovery of economically recoverable reserves, and future profitable operations. There can be no assurance that such additional financing will be available on terms acceptable to the Company.

Although the Company has taken steps to verify title to mineral properties in which it has an interest in accordance with industry standards for the current state of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

These financial statements have been prepared on the going concern basis, which assumes that the Company will continue operations for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business.

At September 30, 2006 the Company had working capital of $208,896 which may not be sufficient to sustain operations over the next twelve months and expects to incur further losses from its operations, all of which casts substantial doubt about the Company's ability to continue as a going concern. These financial statements do not include any adjustments to the recoverability or classification of recorded asset amounts or the classification of liabilities that might be necessary should the Company be unable to continue as a going concern and therefore be required to realize on its assets and discharge its liabilities and commitments at

2.   NATURE AND CONTINUANCE OF OPERATIONS AND GOING CONCERN (Continued)

amounts different from those reported in the financial statements.

3.   SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada.   The financial statements have in management's opinion been properly prepared within the framework of the significant accounting policies summarized below:

Exploration Stage Company

The Company is an exploration stage company as defined in Securities and Exchange Commission Act Guide 7. The Company is devoting its present efforts to exploring and developing its mineral properties and none of its planned principal operations have commenced. All losses accumulated since inception have been considered as part of the Company's exploration stage activities.

Use of Estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.   These estimates are reviewed periodically and as adjustments become necessary, they are reported in operations in the period in which they became known. Actual results may differ from those estimates.

Mineral Exploration Properties

The Company defers the cost of acquiring, maintaining its interest, exploring and developing mineral properties until such time as the properties are placed into production, abandoned, sold or considered to be impaired in value. Costs of producing properties will be amortized on a unit of production basis and costs of abandoned properties are written-off. Proceeds received on the sale of interests in mineral properties are credited to the carrying value of the mineral properties, with any excess included in operations. Write-downs due to impairment in value are charged to operations.

The Company is in the process of exploring and developing its mineral properties and has not yet determined the amount of reserves, if any, that are available. Management reviews the carrying value of mineral properties on a periodic basis and will recognize impairment in value based upon current exploration results, the prospect of further work being carried out by the Company, the assessment of future profitability of production revenues from the property or from the sale of property. Amounts shown for properties represent costs incurred net of write-downs and recoveries, and are not intended to represent present or future values.

Reclamation Costs

Reclamation activities are carried out to the extent practicable concurrently with property exploration activities and such costs are included in exploration costs during the period in which they are incurred. When properties are abandoned, any remaining reclamation costs are estimated and included as exploration costs in the period the property is abandoned.

3.   **SIGNIFICANT ACCOUNTING POLICIES (Continued)**

Equipment and Depreciation

Equipment is carried at cost and consist of a computer. Depreciation is calculated under the declining balance basis over the estimated useful life of the asset at 30% per annum. One-half of the rate is used in the year of addition and no depreciation is claimed in the year of disposal.

Asset Retirement Obligations

The fair value of obligations associated with the retirement of tangible long-lived assets are recorded in the period the asset is put into use, with a corresponding increase to the carrying amount of the related asset. The obligations recognized are statutory, contractual or legal obligations. The liability is accreted over time for changes in the fair value of the liability through operations. The costs capitalized to the related assets are amortized in a manner consistent with the depletion and depreciation of the related asset. At September 30, 2006, there is no liability.

Future Income Taxes

The Company accounts for income taxes using the asset and liability method. Under this method, future income taxes are recorded for the temporary differences between the financial reporting basis and tax basis of the Company's assets and liabilities. These future taxes are measured by the provisions of currently enacted tax laws. Management believes that it is not sufficiently likely that the Company will generate sufficient taxable income to allow the realization of all of its future tax assets and therefore the Company has made an impairment allowance against these assets.

Financial Instruments

The financial instruments of the Company consist of cash, accounts payables and accrued liabilities. The carrying value of the financial instruments approximate fair value due to their short term to maturity. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risk arising from these financial instruments.

Stock-Based Compensation

The Company has a stock-based compensation plan as disclosed in Note 5, whereby stock options are granted in accordance with the policies of regulatory authorities. The fair value of all stock options are expensed over their vesting period with a corresponding increase to contributed surplus. Upon exercise of stock options, the consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital.

The Company uses the Black-Scholes option valuation model to calculate the fair value of stock options at the date of grant. Option pricing models require the input of highly subjective assumptions, including the expected price volatility. Changes in these assumptions can materially affect the fair value estimate and, therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

3. **SIGNIFICANT ACCOUNTING POLICIES (Continued)**

Flow-Through Shares

The Canadian Institute of Chartered Accountants has issued guidance on the accounting treatment for Canadian flow-through shares through its Emerging Issues Committee Abstract ("EIC") No. 146. All flow-through shares issued by the Company are accounted for in accordance with this Abstract. Accordingly, upon renunciation of exploration expenditures to the shareholders, the Company reduces share capital and recognizes a future income tax liability for the amount of tax reduction renounced to the shareholders. In instances where the Company has sufficient available tax loss carry forwards or other deductible temporary differences available to offset the renounced tax deduction and is more-likely-than-not able to utilize either these tax losses or other deductible temporary differences before expiry, the Company recognizes future tax assets, with a corresponding credit to operations, for an amount equal to the future income tax liability.

Basic and Diluted Loss Per Share

Basic loss per share is computed dividing the loss for the year by the weighted average number of common shares outstanding during the year. Diluted loss per share reflects the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock. The dilutive effect of options and warrants is computed by application of the treasury stock method and the effect of convertible securities by the "if converted" method. Fully diluted amounts are not presented when effects of the computations are anti-dilutive due to the losses incurred.

Diluted net loss per share reflects the potential dilution of securities that could result from the exercise of dilutive options and warrants. As of September 30, 2006, the Company had 2,680,000 (2005: 2,000,000) stock options and 13,202,000 (2005: 1,733,334) warrants outstanding which have not been included in the calculation of diluted net loss per share because their effect would have been antidilutive. Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

(Stated in Canadian dollars)

4. MINERAL EXPLORATION PROPERTIES

	Cumulative from inception, February 6, 2004 to September 30, 2006	Three months ended September 30	
		2006	2005
TCH Diamond Project	$	$	$
Balance, beginning of period	-	2,440,008	1,278,070
Property acquisition and staking costs	900,269	34,000	74,667
Exploration expenses			
Communication	16,000	-	-
Data analysis	328,490	-	-
Equipment rental	14,000	-	-
Food and accommodation	22,500	-	-
Geological	319,782	1,500	10 3,168
Geophysics	218,445	-	217,350
Ground magnetic	21,635	-	-
Helicopter fees	64,579	-	-
Lab fee	1,388	-	-
Line cutting	21,470	-	-
Management fee	32,000	-	
Mapping	36,122	-	11.027
Mobilization and demobilization	24,000	-	32,000
Sampling and processing	438,500	-	-
Supplies	16,328	-	-
	1,575,239	1,500	363,545
Balance, end of period	2,475,508	2,475,508	1,716,282
KMD Project	$	$	$
Balance, beginning of period	-	2,441,412	1,907,330
Property acquisition and staking costs	533,872	-	-
Exploration expenses			
Assessment fee	22,293	18,525	
Camp	268,532	-	45,937
Communication	3,981	-	-
Data analysis	300,547	-	-
Geological	286,127	13,032	3,168
Geophysics	220,092	-	34,207
Helicopter fees	161,232	-	-
Management fee	35,829	-	-
Mapping	11,027	-	11,027
Mobilization and demobilization	12,938	-	-
Sampling and processing	581,160	-	-
Supplies	8,467	-	-
	1,939,097	31,557	1,401,958
Balance, end of period	2,472,969	2,472,969	1,907,330
Total	4,948,477	4,948,477	3,185,400

(Stated in Canadian dollars)

4. MINERAL EXPLORATION PROPERTIES (Continued)

Environmental Protection Practices

The Company is subject to laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous material and other matters. The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its properties and properties in which it has previously had an interest. The Company is not aware of any existing environmental problems related to any of its current or former properties that may result in material liability to the Company.

TCH Diamond Project

The Company has entered into option agreements to earn a 100% interest in certain mineral claims, representing 129 units or 2,064 hectares, located in the Walsh, Foxtrap Lake and Killala Townships in the Province of Ontario known as the TCH Diamond Project (the "Options"). During the quarter ended September 30, 2006, the Company made cash payments totaling $28,000 and issued 40,000 common shares under these Options.

The future annual payments of cash and common shares required to be issued under these agreements are as follows:

		Cash	Common Shares
		$	
Year ended June 30,	2007	30,000	65,000
	2008	110,000	85,000
	2009	30,000	20,000
		160,000	170,000

The Company is also required to make all expenditures required to maintain the mineral claims in good standing and to pay the Optioners 2% of net smelter returns from the properties upon commercial production.

The Company has staked an additional 5,411 units or approximately 86,600 hectares in an area that is contiguous to the optioned properties. These additional claims are 100% owned by the Company. As at September 30, 2006, the Company's interest in the TCH Diamond Project now totals approximately 143,300 hectares.

To maintain the above claims in good standing, the Company is required to spend a minimum of $400 per unit on assessment work during the first two years after staking and $400 per unit per year thereafter.

(Stated in Canadian dollars)

4. MINERAL EXPLORATION PROPERTIES (Continued)

KMD Project

The Company has an option to purchase an 80% interest in certain mineral claims, representing approximately 32,300 acres, located in the territories of Nunavut known as the KMD Project ("the Option"). As at September 30, 2006, management believes the Company has fulfilled all of the requirements of the option and may exercise the option by giving notice of exercise to the optionor and by concurrently issuing 200,000 common shares to the optionor at any time prior to December 31, 2007 (see Note 8).

The Optionor is entitled to a royalty equal to 3% of Gross Revenue from the sale of diamonds mined from the property. The Company may, at any time within three years after the exercise of the Option, purchase one-third (1/3) of the 3% royalty for a purchase price of $1,000,000 and may purchase an additional one-third (1/3) of the royalty for an additional $1,000,000.

The Company has the right to purchase the remaining 20% interest in the property at any time prior to the expiry of the three year period following the date of the exercise of the Option by issuing to the Optionor a further 200,000 common shares (see Note 8).

The Optionor has staked additional mineral claims on behalf of the Company in an area that is contiguous to the optioned properties. These additional claims are 100% owned by the Company. As at September 30, 2006, the Company's interest in the KMD Project now totals approximately 151,000 acres.

To maintain the above claims in good standing, the Company is required to spend a minimum of $4 per acre on assessment work during the first two years after staking and $2 per acre per year thereafter.

5. SHARE CAPITAL

a) Escrow Shares

As at September 30, 2006, there were 4,500,000 shares held in escrow, which are being released a rate of 1,500,000 every six months.

b) Stock Options

The Company has established a stock option plan in accordance with the policies of the TSX Venture Exchange under which it is authorized to grant share purchase options up to 10% of its outstanding shares. The exercise price of options granted equals the market price of the Company’s stock on the date of the grant. Unless otherwise stated, the options vest when granted. The options are for a maximum term of five years.

(Stated in Canadian dollars)

5. SHARE CAPITAL (Continued)

A summary of stock options activities during the quarter ended September 30, 2006 is as follows:

	2006	
	Number of Options	Weighted Average Exercise Price
Outstanding at beginning of the period	2,680,000	$0.33
Granted	-	-
Expired/cancelled	-	-
Outstanding at end of the period	2,680,000	$0.33
Exercisable at end of period	2,330,000	

Outstanding stock options at September 30, 2006 are as follows:

Number Outstanding	Exercise Price	Expiry Date
1,050,000	$0.40	January 7, 2010
150,000	$0.40	March 15, 2010
300,000	$0.40	September 19, 2010
480,000	$0.25	January 25, 2011
700,000	$0.225	June 14, 2007
2,680,000		

(Stated in Canadian dollars)

5. SHARE CAPITAL (Continued)

c) Warrants

A summary of share warrant activities during the quarter ended September 30, 2006 is as follows:

	2006	
	Number of Warrants	Weighted Average Exercise Price
Balance, beginning of period	13,513,233	$0.48
Issued	-	$0.26
Expired	(311,233)	($0.50)
Balance, end of period	13,202,000	$0.28

As at September 30, 2006, the following share purchase warrants were outstanding:

Number Outstanding	Exercise Price	Expiry Date
1,333,334	$0.50	June15, 2007
5,482,667	$0.20	January 24, 2008
5,585,999	$0.30	May 18, 2008
800,000	$0.30	June 8, 2008
13,202,000		

These warrants entitle the holders thereof the right to acquire one common share for each warrant held.

6. COMMITMENTS

a) On June 1, 2004, the Company entered into a consulting agreement with a geologist for a three-year term. The Company has agreed to pay the consultant $1,000 per day, with a minimum of one consulting day per month. The Company has also issued to the consultant options to purchase 250,000 of the Company's common shares at $0.40 per share, which are exercisable until January 7, 2010.

b) In July 2004, the Company entered into two year management agreements with certain of the Company's directors and officers for a total of $9,500 per month or $114,000 annually to June 30, 2006. Subsequent to June 30, 2006, the Company renewed two of its management agreements for another two years for a total of $8,500 per month or $102,000 annually to June 30, 2008.

(Stated in Canadian dollars)

6. COMMITMENTS (Continued)

c) In July, 2004, the Company entered into a two year lease of office premises at $1,500 per month or $18,000 annually to June 30, 2006. Subsequent to June 30, 2006, the Company renewed this lease, effective August 1, 2006, for another two years at $2,000 per month or $24,000 annually to June 30, 2008.

7. RELATED PARTY TRANSACTIONS

During the quarter ended September 30, 2006, the Company incurred professional, management and consulting services rendered by certain directors and an officer in the amount of $25,500 (2005: $25,500). The Company also incurred $8,232 (2005: $33,632) in deferred mineral property expenditures to a company controlled by an officer and director of the Company.

These transactions were entered into in the normal course of business and are measured at the exchange amount.

8. SUBSEQUENT EVENT

On November 20, 2006, the optionor to the KMD Project (Note 4) gave notice of default to the Company with respect to the Option Agreement alleging that the Company failed to carry out the required work programs on the Brown Lake property. The Company denies the default having spent in excess of the required amount under the direction, advice and supervision of the Company's consultant (who is the principal of the optionor), and will vigorously defend its position, which is that upon the issuance of an additional 400,000 shares to the optionor, the Company will have earned a 100% interest in the Brown Lake property, subject to a 3% royalty in favour of the optionor, in respect to which 1% of the 3% royalty may be purchased for $1,000,000 and an additional 1% of the royalty may be purchased for an additional $1,000,000. The Company intends to exercise this option.

The ultimate outcome of this disagreement with the optionor is currently not determinable.

Exhibit 99.5



Interim Financial Statements
For the quarter ended
September 30, 2006
Management Discussion and Analysis

General

The purpose of this Management Discussion and Analysis ("MD&A") is, as required by regulators, to explain management's point of view on Ripple Lake Diamonds Inc.'s past performance and future outlook. This report also provides information to improve the reader's understanding of the quarterly financial statements and related notes, and should therefore be read in conjunction with the financial statements of the Company and notes thereto for the quarter ended September 30, 2006. The Company's financial statements are prepared in accordance with Canadian Generally Accepted Accounting Principles ("GAAP"). Additional information on the Company is available on SEDAR and at the Company's website, ripplelake.com. The date of the MD&A is November 29, 2006.

Forward Looking Statements

Certain sections of this MD&A may contain forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from actual future results. The risks, uncertainties and other factors that could influence actual results are described in the "Risks and Uncertainties" section of this report. The forward looking statements contained herein are based on information available as of November 29, 2006.

Nature of Business

The Company was incorporated on February 6, 2004 under the name TCH Minerals Inc. The Company changed its name to Ripple Lake Diamonds Inc. on July 26, 2004. The Company is engaged in the exploration for diamonds and has two active diamond exploration projects; the TCH Diamond Project in Ontario and the KMD Project in Nunavut. The Company's objective is to locate and develop economic diamond deposits.

Results of Operations

The Company's net loss for the first quarter of fiscal 2007 was $69,707 compared to $266,993 for the previous quarter ended June 30, 2006 and $45,595 for the quarter ended September 30, 2005.   These losses resulted in a net loss of $0.002 per share for quarter ended September 30, 2006 compared to a net loss of $0.008 per share for the previous quarter ended June 30, 2006 and a net loss of $0.002 for the same quarter ended September 30, 2005. The lower loss per share for the current quarter was primarily due to there being no stock-based compensation expense for the current quarter and an amount for the previous quarter of $1,750 and $75,000 for the quarter ended September 30, 2005.

The operating and administration expenses for the first quarter of fiscal 2007 amounted to $71,509 compared to $176,114 for the previous quarter and $145,591 for the same quarter ended September 30, 2005. Comparatively, the major expenses for the current quarter were $25,500 in Management fees compared to $21,000 in the previous quarter and $28,500 for the quarter ended September 30, 2005; Office in the amount of $2,510 compared to $20,854 in the previous quarter (higher due to the write-off of $20,000 in a failed financing transaction) and $3,274 for the quarter ended September 30, 2005; Professional fees in the amount of $15,751 compared to $49,227 in the previous quarter (higher due to an accrual of estimated 2006 year-end audit and accounting fees, and legal expenses incurred in the quarter for various corporate activities) and $8,640 for the quarter ended September 30, 2005; Public and shareholder relations in the amount of $20,330 compared to $48,017 in the previous quarter (higher due to payments made to an industry relations firm for introduction of the Company to potential investors) and $15,665 for the quarter ended September 30, 2005.

The Company's projects are at the exploration stage and have not generated any revenues.

Summary of Quarterly Results

	1st Quarter	4th Quarter	3rd Quarter	2nd Quarter
Three Months Ended	Sept. 30, 06	June 30, 06	March 31, 06	Dec 31, 05
	$	$	$	$
Total Revenue	1,802	1,152	570	48
Net Loss	(69,827)	(266,993)	(89,078)	(66,071)
Loss per share-basic and diluted	0.002	0.008	0.003	0.003

	1st Quarter	4th Quarter	3rd Quarter	2nd Quarter
Three Months Ended	Sept. 30, 05	June 30, 05	March 31, 05	Dec 31, 04
	$	$	$	$
Total Revenue	221	572	1,426	233
Net Loss	(45,595)	(377,940)	(425,782)	(39,636)
Loss per share-basic and diluted	0.002	0.015	0.021	0.002

Exploration Activities

During the quarter ended September 30, 2006, the Company increased the carrying value of its mineral properties to $4,948,477 from $4,881.420 at June 30, 2006, representing an increase of $67,057. This increase of $67,057 was comprised of a $28,000 cash payment and the issue of 40,000 shares at a deemed price of $0.15 per share to the optionors for the TCH Diamond Project; a payment of $18,525 to the Government of Nunavut for an Assessment Fee for the KMD Project, $3,000 relating to Geological Fees and other geological costs of $11,532.

The KMD Project, Nunavut

The Company has an option to acquire an 80% interest in certain mineral claims on the property and has the right to acquire the remaining 20% interest those claims. The Company also has staked certain additional mineral claims on the property. See Note 4 to the financial statements.

On November 20, 2006, the optionor to the KMD Project gave notice of default to the Company with respect to the Option Agreement alleging that the Company failed to carry out the required work programs on the Brown Lake property. The Company denies the default having spent in excess of the required amount under the direction, advice and supervision of the Company's consultant (who is the principal of the optionor), and will vigorously defend its position, which is that upon the issuance of the an additional 400,000 shares to the optionor, the Company will have earned a 100% interest in the Brown lake property, subject to a 3% royalty in favour of the optionor, in respect to which 1% of the 3% royalty may be purchased for $1,000,000, and an additional 1% of the royalty may be purchased for an additional $1,000,000. The Company intends to exercise this option.

The ultimate outcome of this disagreement with the optionor is currently not determinable.

The KMD property is located approximately 960 km east-northeast of Yellowknife, NWT and 770 km east of Canada's first producing diamond mine, the Ekati mine, operated by BHP Billiton. The property comprises approximately 151,000 acres in an area undergoing active exploration by all of the leading diamond exploration companies.

During the quarter ended, the Company expended $31,557 in deferred exploration and acquisition costs related to the KMD property. The major deferred expenses for the quarter ended September 30, 2006 were an Assessment fee in the amount of $18,525 and Geological costs in the amount of $13,032.

Kimberlite indicator minerals (KIM's); pyrope, chrome spinel, chrome-diopside and olivine) were found in 156 of the submitted samples. Pyrope is the most abundant (more than 4,400 grains were found in 127 samples), whereas chrome spinel, chrome-diopside and olivine were observed but less abundant. Based on mineralogical criteria, all pyrope grains from Brown Lake area panned samples were classified as *P1* group short-transit pyrope grains characterized by a predominance of angular grains, often with fragments of Type I primary magmatic surface and sometimes with relics of kelyphitic rim. Based on the results of the analysis, all pyropes were low-Cr and medium-Cr G9 pyrope grains; no G10 pyropes were present. According to the 2004 Ni-thermometry conducted by Mineral Services Canada Inc., a high proportion of the pyropes tested would fall inside the diamond stability field so the lack of G10 garnets is not a concern.

Pyrope-bearing samples form a broad NW-trended zone ("halo") between Brown Lake and Camp Lake. Based on the analysis of KIM distribution in the KMD property, the 'head' and middle parts of the main pyrope halo in the Brown Lake area have been outlined from all sides (NW, SW and NE). The main pyrope halo is clearly bounded by numerous 'barren' (KIM-free) panning samples on the NW, SW and NE, which significantly restricts the area of probable localization for the inferred primary source(s) of the pyrope aureole.

Within the large halo are a number of areas of intense concentrations of pyrope grains, in total 12 local areas were sampled in detail. The bulk of the identified pyrope grains (more than 4,000 grains) were found within local areas. In these areas, pyrope concentration is as high as several hundreds of grains per standard 20-litre sample. Within some of local areas, pyrope anomalies are associated with the airborne geophysical (magnetic and electromagnetic) anomalies generated from the 2005 geophysical survey completed by Fugro.

LeBel Geophysics of Vancouver completed an additional geophysical interpretation of the Fugro survey results and integrated the Fugro airborne results with the company's heavy mineral anomalies. Coincident airborne and heavy mineral sampling anomalies were noted in a number of areas that will require additional follow-up which should include prospecting, ground geophysics and drilling.

The TCH Diamond Project, Ontario

The Company has an option to acquire a 100% interest in certain mineral claims on the property. The Company also has staked certain additional mineral claims on the property. See Note 4 to the financial statements.

The TCH Diamond Project lies within the Superior Province of the Canadian Shield. Stable Continental cratons like the Canadian Shield host the known diamond producing regions around the world, in South Africa, Russia and now Canada, following the discovery of diamonds in the Lac de Gras area of the Northwest Territories in 1991 and the subsequent development of the Ekati Mine, by BHP Billiton and Dia Met Minerals, and the Diavik Mine by RTZ and Aber Resources. The TCH property is approximately 30 km west of Marathon, Ontario which is serviced by the Trans-Canada Highway and a small airport.

During the quarter ended the Company expended $35,500 in deferred exploration and acquisition costs related to the TCH property. The major deferred expenses for quarter ended September 30, 2006 were Acquisition costs in the amount of $34,000 relating to payment of cash to the optionors in the amount of $28,000 and the issue of 40,000 shares at a deemed price of $0.15 per share as per the agreements and Geological cost in the amount of $1,500.

During the last fiscal year (2006), the Company engaged Condor Consulting Inc. of Colorado to complete a geophysical interpretation of the existing 1999 Ontario Geological Survey's airborne magnetic and electromagnetic data, and integrate that information with the results of the 2005 Aeroquest helicopter airborne geophysical survey in order to identify kimberlite-pipe-like anomalies.

During the 2005 field season, 546 new samples for diamond and diamond indicator minerals were collected and panned in the field in the TCH claim block. The samples were collected throughout the claim block from till sediments (231 samples), lake sediments (111 samples), alluvial sediments (62 samples), glaciofluvial sediments (135 samples), and colluvial and other sediments (seven samples), with each sample consisting of approximately 20 litres (30 kilograms) of material.

Detailed sampling was organized within eight local areas that had demonstrated high concentrations of kimberlite indicator minerals or KIM grains, based on the results of sampling in 2004 in areas that also included magnetic or EM anomalies outlined in the recent airborne geophysical interpretation.

During the course of the detailed sampling, picroilmenite halos composed of large (two to three millimetres in size) grains were established in the northeastern part of the area. In one of the samples from this area, a kimberlite-like rock fragment, 20 by 15 by nine millimetres in size, was found. The kimberlitic-like sample shows a combination of characteristic features typical of kimberlites, lamproites and ultramafic lamprophyres, and therefore is of kimberlite-lamproite composition.

At the end of October 2006, the Company received the final report by consultant Dr. Felix Kaminsky and his company KM Diamond Exploration Ltd. summarizing the results of the 2005 sampling. More than 11,900 kimberlite indicator mineral (KIM) grains were identified in the samples including 85 pyrope grains, 9,150 picroilmenite grains, 595 chrome spinel grains, 496 clinopyroxene grains and 1591 olivine grains. All the pyrope grains have kimberlitic, short-transported origin: they are angular, with relics of magmatic surfaces. Approximately 5 % of pyrope grains belong to the diamond association (G10 pyropes); the rest are lherzolitic (G9) pyropes.

Most of picroilmenite grains have no erosion marks of transportation and in addition, many picroilmenite grains are coarser than 1 mm (up to 10-12 mm) in size, bear films of kimberlitic-like material on their surfaces, leucoxene and perovskite rims. These picroilmenite grains are similar in mineral chemistry to kimberlitic picroilmenite. According to conclusions of Dr. Felix Kaminsky, these grains were transported for only a few hundred meters from their primary source(s) which may be diamondiferous Group-1 kimberlite(s).

The pyrope and picroilmenite grains as well as other non-rounded, short-transit KIM's (chrome spinel, chrome-diopside and magnesian olivine) form a linear dispersion halo elongated in NNE direction (approximately 20 km x 1 km in size). Judging by the morphology of the KIMs, their kimberlitic source(s) are located within this halo.

In addition, there is a significantly higher than average picroilmenite concentration and the presence of pyrope grains trending into the new RLD claims acquired last year which might reflex a new promising KIM dispersion halo extending northward.

Besides the short-transit KIM association, there are a number of single, well-rounded grains of picroilmenite and chrome spinel which are kimberlitic by their composition. These KIM's may belong to remote kimberlitic source(s), possibly located within the major tectonic zone tracing NNE and within the expanded RLD claim group. In this case, the KIM haloes identified within the area explored in 2004-2005 may represent only the southernmost part of a new kimberlitic province.

Liquidity and Capital Resources

The Company has no known mineral resources and is not in commercial production on any of its' properties and accordingly, the Company does not generate cash from operations. Ripple Lake finances development and exploration activities by raising capital from equity markets from time to time. As at September 30, 2006 the Company had cash, receivables and prepaid expenses of $231,896 compared with $387,622 at June 30, 2006 and total assets of $5,180,373 and $23,000 in payables and accruals. The Company has no long-term debt.

The Company's operations consist of acquisition, maintenance and exploration of mining properties, including actively seeking joint venture partners to assist with exploration funding.

The Company's financial success will be dependent in the extent to which it can discover new mineral deposits. The Company will require additional equity investment in the near future to fund its exploration activities and for working capital.

Contractual commitments

The Company is committed under management contracts with the President for $6,000 per month and with an officer for $2,500 per month to June 2008. The Company also has an agreement with the Manager, Exploration on a daily retainer basis at a minimum of $1,000 per month to May 2007.

The Company is committed under a lease of office premises to rent of $2,000 per month to June 2008.

Off balance sheet arrangements

The Company has no off balance sheet arrangements.

Related party transactions

During the quarter the Company incurred $18,000 ($18,000 in the previous quarter) in management and consulting services rendered by the President (see contractual commitments) and $7,500 in fees paid to the chief financial officer (see contractual commitments).

These transactions are in the normal course of operations and are measured at the exchange amounts established and agreed to by the related parties.

Risks and uncertainties

The principal business of the Company is the exploration and development of mineral properties. Given the nature of the mining business, the limited extent of the Company's assets and the present stage of exploration, the following risks factors, among others, should be considered.

The Company is in the process of exploring its mineral properties and has not yet determined whether the properties contain economically recoverable reserves and, therefore, does not generate any revenues from production. The recovery of expenditures on mineral properties and the related deferred exploration expenditures are dependent on the existence of economically recoverable mineralization, the ability of the Company to obtain financing necessary to complete the exploration and development of the mineral properties, and upon future profitable production, or alternatively, on the sufficiency of proceeds from disposition. Mineral exploration is highly speculative in nature, involves many risks and frequently is non-productive. There is no assurance that our exploration efforts will be successful.

Since the Company does not generate any revenues from production, it may not have sufficient financial resources to undertake by itself all of its planned mineral acquisition and exploration activities. Operations will continue to be financed primarily through the sale of securities, such as common shares. The Company will need to continue its reliance on sale of such securities for future financing, which may result in dilution to existing shareholders. In addition, the amount of additional funds required may not be available under favourable terms, if at all, and will depend largely on the market conditions.

As at the date of this MD&A the Company requires additional equity financing to carry on its business.

Change in accounting policy

The Company did not make any changes to its accounting policies during the quarter ended September 30, 2006.

Critical Accounting Estimates

A detailed summary of the Company's significant accounting policies is included in Note 3 to the unaudited interim financial statements for the quarter ended September 30, 2006.

Disclosure Controls

Management has designed disclosure controls and procedures, or has caused them to be designed under its supervision, to provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, if any, is made known to management by others within those entities, particularly during the period in which the annual filings are being prepared. Management has also designed such internal control over financial reporting, or caused it to be designed under management's supervision, to provide reasonable assurance regarding the reliability of financial reporting and preparation of the financial statements for the quarter ended September 30, 2006 in accordance with Canadian Generally Accepted Accounting Principles. There has been no change in the Company's disclosure controls and procedures or in the Company's internal control over financial reporting that occurred during the most recently completed quarter that has materially affected, or is reasonably likely to materially affect, the Company's disclosure controls and procedures or internal control over financial reporting.

The Chief Executive Officer and Chief Financial Officer of the Company have evaluated the effectiveness of the Company's disclosure controls and procedures in place as at September 30, 2006. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer of the Company concluded that the design and operations of these disclosure controls and procedures were effective with the exception of the following control deficiency: at the date of this analysis, the Company has not implemented a whistleblower policy. The Company has two senior officers and no other employees and therefore the Company has not established a procedure for a whistleblower policy at this time.

<u>Disclosure of outstanding share data</u>

As at November 29, 2006 the Company had 36,115,682 common shares outstanding. The Company also has 2,680,000 incentive stock options that are exercisable into that same number of common shares of the Company. In addition, there are 13,202,000 warrants outstanding that are exercisable into that same number of common shares of the Company.

Exhibit 99.6

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, **Robert R. Lipsett**, President and CEO of Ripple Lake Diamonds Inc., certify that:

1. I have reviewed the interim filings (as this is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of Ripple Lake Diamonds Inc., (the issuer) for the interim period ending September 30, 2006.

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

    a. designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

    b. designed such interval control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: November 29, 2006

Signed "Robert R. Lipsett"

_____

Robert R. Lipsett, President and CEO
RIPPLE LAKE DIAMONDS INC.

Exhibit 99.7

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, **Foo Chan**, Chief Financial Officer of Ripple Lake Diamonds Inc., certify that:

1. I have reviewed the interim filings (as this is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of Ripple Lake Diamonds Inc., (the issuer) for the interim period ending September 30, 2006.

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

    a. designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

    b. designed such interval control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: November 29, 2006

Signed "Foo Chan"

_____
Foo Chan, CFO
RIPPLE LAKE DIAMONDS INC.